Contact

www.linkedin.com/in/rico-suarez
(LinkedIn)

Rico Suarez

Founder, CEO at Muvr

Laguna Beach, California, United States

Summary

Disrupting the moving industry.
Muvr.io

Experience

Muvr
Founder & CEO
November 2023 - Present (1 year 5 months)
Los Angeles County, California, United States

Self-employed
President
August 2006 - Present (18 years 8 months)

Education

University of South Florida
Bachelor of Science - BS